Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share (Unaudited)

For the Three and Six Months Ended June 30, 2015 and 2014

(Amounts in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014

Basic:

Net income	$16,183	$20,452	$50,458	$48,818
Weighted average number of common shares during the period	41,990	41,432	42,001	41,343

Net income per share – basic	$0.39	$0.49	$1.20	$1.18

Diluted:

Net income	$16,183	$20,452	$50,458	$48,818
Weighted average number of common shares during the period	41,990	41,432	42,001	41,343
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	156	146	146	141
Common stock units related to deferred compensation for employees	58	110	58	110
Restricted common stock units related to incentive compensation	221	622	161	619
Total common and common equivalent shares adjusted to calculate diluted earnings per share	42,425	42,310	42,366	42,213

Net income per share – diluted	$0.38	$0.48	$1.19	$1.16